Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Fourth Quarter and Full Year 2017 Results

Received merger approval from stockholders and Hawai‘i Department of Commerce and Consumer Affairs

Achieved fourth quarter and full year consumer strategic revenue(1) growth of 2 percent and 1 percent

Increased Hawaiian Telcom TV subscribers by 9 percent in 2017

Delivered fourth quarter and full year business VoIP revenue growth of 15 percent and 14 percent

HONOLULU (Tuesday, March 13, 2018) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for the fourth quarter and full year 2017.  The highlights are as follows:

•	Revenue was $91.6 million for the fourth quarter and $368.4 million for full year 2017:
▪	TV revenue rose 4.1 percent and 7.5 percent year-over-year for the fourth quarter and full year 2017, respectively, driven by solid TV subscriber growth.
▪	Consumer strategic revenue for full year 2017 increased 6.0 percent over the last two years and represented 52 percent of total consumer revenue, compared to 46 percent two years ago.
▪	Business VoIP revenue grew 15.0 percent and 14.0 percent year-over-year for the fourth quarter and full year 2017, respectively, driven by robust demand for the Company’s hosted voice solution.
▪	Business strategic revenue(1) for full year 2017 increased 10.9 percent over the last two years and represented 39 percent of total business revenue, compared to 34 percent two years ago.
▪

Wholesale revenue from high-bandwidth services grew 41.3 percent and 19.1 percent year-over-year for the fourth quarter and full year 2017, respectively, driven by strong Ethernet growth and trans-Pacific fiber circuit capacity sales.

•

Fiber-enabled approximately 4,500 business addresses and 4,000 consumer households during 2017, bringing total fiber-enabled business addresses to over 11,000, total Next-Generation Network (NGN) households on O‘ahu to 206,000, and over 5,000 CAF II fiber-enabled locations on the neighbor islands.

•

Incurred fourth quarter 2017 net loss of $9.1 million, or $0.78 per diluted share and full year 2017 net loss of $107.2 million, or $9.27 per diluted share.  The full year net loss was primarily due to an $88.0 million income tax provision, the largest component of which was a one-time, non-cash valuation allowance established on the Company’s deferred tax assets in the third quarter 2017.

•	Adjusted EBITDA(2) was $24.7 million for the fourth quarter and $104.0 million for the full year 2017.
•

Regulatory review processes for the merger with Cincinnati Bell are well underway with the Federal Communications Commission and the Public Utilities Commission of the State of Hawai‘i.  The merger approval process continues to progress as anticipated and the transaction is expected to close as soon as all regulatory approvals and other customary closing conditions are met.

“In the fourth quarter, we continued to strategically invest in our network and transform our revenue streams from legacy to strategic services,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.  “In the consumer channel, we continued to gain market share with our strategic IPTV and fiber Internet product, recording the 22nd consecutive quarter of year-over-year TV subscriber growth and the best quarter for Internet net adds since the beginning of 2013.  Our consumer strategic revenue is now 52 percent of total consumer revenue, compared to 46 percent just two years ago.  These results demonstrate the strong customer demand for our superior fiber product suite and highlight the fact that where we have fiber, we ultimately win.  With an inventory of 206,000 fiber-enabled homes on O‘ahu, we have ample opportunity to continue to increase penetration in our market.

“In the business and wholesale channels, we continued to leverage our dense fiber footprint to extend fiber to businesses and cost-effectively connect wireless cell sites.  The increased demand for additional bandwidth and our ability to offer customers next-generation services and integrated solutions to help them achieve their desired business outcomes are helping to drive consistent growth in our strategic IP-based services such as business VoIP and high-bandwidth fiber Internet.  Business strategic revenue is now 39 percent of total business revenue, compared to 34 percent two years ago.  In addition, our wholesale business was recently awarded a major contract to build out fiber facilities to over 160 new cell sites to support a large national wireless carrier’s expansion project.  With these additional cell sites, we now provide backhaul to the vast majority of all cell sites in Hawai‘i and continue to see significant growth opportunity for Fiber-to-the-Tower and small cell deployments in our market.

“I am pleased with the progress we made in 2017 and look forward to the opportunities we have ahead.  The fiber investments we have made in our network provide a solid foundation for us to transform our company.  Together with Cincinnati Bell, we are confident that we will be able to leverage our combined scale, expanded capabilities, and increased fiber investments to drive sustainable growth, cash flow generation, and bring long-term benefits for our customers and other stakeholders,” concluded Barber.

Fourth Quarter 2017 Results

Fourth quarter revenue was $91.6 million, down $5.2 million year-over-year but up $0.6 million sequentially.  The year-over-year change was primarily due to revenue growth in consumer video, business VoIP, and high-bandwidth fiber Internet and data services being more than offset by revenue declines associated with legacy voice and low-bandwidth Internet and data services, as well as lower levels of equipment sales.

The Company incurred a net loss of $9.1 million, or $0.78 per diluted share in the fourth quarter of 2017, compared to a net loss of $0.2 million, or $0.02 per diluted share in the fourth quarter of 2016.  Adjusted EBITDA for fourth quarter 2017 was $24.7 million.

Business Revenue

Fourth quarter business revenue totaled $42.1 million,  down $2.2 million year-over-year but up $0.3 million sequentially.  The year-over-year change was primarily driven by lower levels of equipment sales and the decline in legacy voice and low-bandwidth Internet services, as well as lower average revenue per unit on certain data services due to promotional pricing.  These decreases were partly offset by continued growth in high-bandwidth fiber Internet and data services, as well as a 15.0 percent year-over-year increase in business VoIP revenue, driven by strong demand for Hawaiian Telcom’s hosted voice solution.

In the fourth quarter, demand for the Company’s high-bandwidth fiber Internet products continued to grow.  The number of business Internet subscribers on packages with 50 Mbps to 1 Gbps speeds grew 57.4 percent year-over-year and 17.2 percent sequentially.  During the quarter, approximately 2,000 additional small business addresses were fiber-GPON-enabled, increasing the total number of enabled business addresses to over 11,000 as of December 31, 2017.

Fourth quarter business strategic revenue was $16.6 million, down 2.1 percent year-over-year but up 1.0 percent sequentially.

Consumer Revenue

Fourth quarter consumer revenue totaled $33.5 million, down $1.6 million year-over-year and flat sequentially.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth fiber Internet services was more than offset by the year-over-year revenue decline in legacy voice and low-bandwidth copper Internet services.  Fourth quarter consumer strategic revenue was $17.9 million, up 2.1 percent year-over-year and 0.9 percent sequentially, driven by strong demand for the Company’s strategic fiber-based products.

Hawaiian Telcom TV continued to lead revenue growth in the consumer channel.  Video services revenue grew 4.1 percent year-over-year to $11.1 million for the fourth quarter and has become a $45 million and growing annualized revenue stream.  Video subscribers grew 8.7 percent year-over-year, ending 2017 with approximately 45,200 subscribers, 25 percent of which were bulk multi-dwelling unit (MDU) video subscribers on multi-year contracts.  When combined with approximately 7,800 additional single-play and double-play non-TV Internet subscribers on our NGN footprint, the penetration rate in our NGN footprint was approximately 26 percent at the end of 2017, an increase from 23 percent at the end of 2016.

During the fourth quarter, the Company fiber-enabled 1,000 additional consumer households on O‘ahu, including success-based bulk MDUs and greenfield single-family homes, bringing total NGN households to 206,000, or approximately two-thirds of the total marketable households on O‘ahu.  Approximately 64 percent of the Company’s NGN households were capable of utilizing Fiber-to-the-Home technology.

Total consumer Internet subscribers increased 0.9 percent compared to fourth quarter 2016, marking the first year-over-year subscriber growth in nearly two years as high-bandwidth fiber subscriber increases outweighed low-bandwidth copper subscriber declines.  In the fourth quarter, the number of Internet subscribers on packages with 100 Mbps to 1 Gbps fiber speeds grew 81.4 percent year-over-year and 16.6 percent sequentially.  Internet services revenue for the fourth quarter was down slightly year-over-year but up 2.6 percent quarter-over-quarter.

Wholesale Revenue

Fourth quarter wholesale revenue totaled $12.7 million, down $0.5 million year-over-year but up $0.2 million sequentially.  Revenue from high-bandwidth, multi-year contract wholesale services including Ethernet, trans-Pacific fiber circuit capacity, and optical transport services increased 41.3 percent year-over-year and now represents 37 percent of total wholesale revenue, up from 25 percent in the same period a year ago.  This revenue growth was offset by the revenue decline from certain wholesale customers disconnecting low-bandwidth, less efficient legacy circuits on month-to-month service.

Operating Expenses

Fourth quarter operating expenses totaled $91.9 million, down $1.1 million compared to fourth quarter 2016.  Operating expenses, exclusive of non-cash and special items which are excluded from our Adjusted EBITDA calculation, decreased $1.4 million year-over-year to $66.9 million.  The decrease was primarily due to lower salaries, wages and benefits as a result of improved operational efficiencies and other cost savings initiatives, as well as decreased cost of goods as a result of lower levels of equipment sales.  These decreases were partially offset by higher direct cost of services related to video from rising content costs and increasing numbers of video subscribers.

Full Year 2017 Results

Revenue was $368.4 million, compared to $393.0 million for full year 2016.  Contributing to the year-over-year decrease was approximately $5.0 million in one-time revenues from a large government agency recorded in the first half of 2016, declines in low-margin enterprise equipment sales, and revenue decreases associated with legacy voice and low-bandwidth Internet services offsetting revenue increases from consumer video, business VoIP, and high-bandwidth Internet and data services.  Adjusted EBITDA was $104.0 million, resulting in an Adjusted EBITDA margin of 28.2 percent.

Net loss for the full year 2017 was $107.2 million, or $9.27 per diluted share, compared with net income for the full year 2016 of $1.1 million, or $0.10 per diluted share.  The year-over-year decrease was primarily due to an $87.4 million increase in the income tax provision for full year 2017, mainly caused by a one-time, non-cash valuation allowance established on the Company’s deferred tax assets in the third quarter 2017.  The requirement to establish this allowance was due to the pre-tax losses incurred by the Company in 2017.  This valuation allowance does not preclude the Company from using its net operating loss carryforwards in the future.  As of December 31, 2017, net operating losses available for carry forward through 2037 amounted to $222.6 million for federal purposes and $227.0 million for state purposes.

Capital Expenditures and Liquidity

For the full year 2017, capital expenditures totaled $95.3 million, compared to $97.8 million for the full year 2016.  Approximately 86 percent of 2017 total capital expenditures was directed towards growth and expansion initiatives, which included payments on the trans-Pacific undersea cable system, Connect America Fund build out, spending on the Fiber-to-the-Business initiative, as well as success-based spending to support the growth of the Company’s next-generation services.

At the end of 2017, the Company had $40.8 million in cash and cash equivalents, compared to $15.8 million at the end of 2016.  The increase in cash was primarily due to our new term loan financing in May 2017 and the up-front payments received for fiber circuit capacity on our trans-Pacific cable that was completed in August 2017.  Net Debt(3) was $268.6 million, resulting in a Net Leverage Ratio(4) as of December 31, 2017 of 2.6x.  Levered Free Cash Flow(5)  for full year 2017 was negative $6.0 million.

Conference Call

Due to the pending merger with Cincinnati Bell, the Company will not host a conference call to discuss its fourth quarter and full year 2017 financial results.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; severe weather conditions and natural disasters; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Cincinnati Bell or conditions to the closing of the merger may not be satisfied or waived; the failure to satisfy the closing conditions; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; the effect of the announcement of the merger on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and operating results and business generally; the transaction may involve unexpected costs, liabilities or delays; the Company’s business may suffer as a result of the uncertainty surrounding the transaction; the outcome of any legal proceeding relating to the transaction; the Company may be adversely affected by other economic, business and/or competitive factors; and other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2017 Form 10-K. The information contained in this release is as of March 13, 2018. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology LeaderSM, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit hawaiiantel.com.

(1)  Business strategic revenue, as defined by the Company, includes data services and hosted and managed services revenues.  Data services include high-bandwidth data products such as Ethernet, Routed Network Services, Dedicated Internet Access, along with traditional High-Speed Internet for business customers, VoIP, and legacy data services such as ATM and Frame Relay.  Business VoIP, also referred to as BVoIP, is a unified hosted communications solution for business that includes digital voice services bundled with Internet service.  Hosted and managed services include physical colocation, virtual colocation, security, cloud services, professional services, network management and network installation related services.  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.

(2)  Adjusted EBITDA is a non-GAAP measure defined by the Company as net income (loss) plus interest expense (net of interest income and other), income taxes, depreciation and amortization, loss (gain) on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  This non-GAAP measure does not represent the residual cash flow available for discretionary expenditures.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

(6)  Beginning in the first quarter of 2017, the Company no longer reports data center services as a separate segment and a separate revenue line item in the business channel.  This is as a result of the Company’s evolving strategy to increase emphasis on bundling of strategic communications services to customers as well as maximize the efficiency benefits of an integrated operation.  Data center services revenue has been reclassified to the appropriate revenue line items in the business channel.  Prior period information has been revised to reflect the current presentation.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income (Loss)

(Unaudited, dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2017	2016	2015
Operating revenues	$368,419	$392,963	$393,413
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	163,101	165,835	162,474
Selling, general and administrative	114,893	118,420	123,798
Depreciation and amortization	88,424	89,916	87,879
Total operating expenses	366,418	374,171	374,151
Operating income	2,001	18,792	19,262
Other income (expense):
Interest expense	(16,414)	(17,095)	(16,786)
Loss on early extinguishment of debt	(4,826)	—	—
Interest income and other	—	—	(19)
Total other expense	(21,240)	(17,095)	(16,805)
Income (loss) before income tax provision	(19,239)	1,697	2,457
Income tax provision	88,002	591	1,357
Net income (loss)	$(107,241)	$1,106	$1,100
Net income (loss) per common share -
Basic	$(9.27)	$0.10	$0.10
Diluted	$(9.27)	$0.10	$0.10
Weighted average shares used to compute net income (loss) per common share -
Basic	11,573,435	11,503,296	10,977,341
Diluted	11,573,435	11,555,997	11,386,303

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$40,759	$15,821
Receivables, net	32,229	33,377
Material and supplies	6,810	8,090
Prepaid expenses	4,899	4,093
Other current assets	1,328	7,229
Total current assets	86,025	68,610
Property, plant and equipment, net	608,298	595,997
Intangible assets, net	31,026	32,728
Goodwill	12,104	12,104
Deferred income taxes, net	—	92,171
Other assets	2,053	2,311
Total assets	$739,506	$803,921
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$10,250	$3,000
Accounts payable	56,874	53,506
Accrued expenses	11,736	15,293
Advance billings and customer deposits	14,807	15,013
Other current liabilities	6,774	6,327
Total current liabilities	100,441	93,139
Long-term debt	299,066	281,699
Employee benefit obligations	79,953	105,930
Deferred income taxes, net	910	—
Other liabilities	38,927	18,239
Total liabilities	519,297	499,007
Commitments and contingencies (Note 13)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,587,963 and 11,513,279 shares issued and outstanding at December 31, 2017 and 2016, respectively	116	115
Additional paid-in capital	182,689	179,958
Accumulated other comprehensive loss	(15,964)	(35,218)
Retained earnings	53,368	160,059
Total stockholders’ equity	220,209	304,914
Total liabilities and stockholders’ equity	$739,506	$803,921

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	For the Year Ended
	December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income (loss)	$(107,241)	$1,106	$1,100
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	88,424	89,916	87,879
Deferred financing amortization	1,442	2,068	1,922
Loss on early extinguishment of debt	4,826	—	—
Employee retirement benefits	(1,720)	(8,103)	(3,634)
Provision for uncollectible receivables	3,797	4,031	3,648
Stock based compensation	2,827	2,303	1,584
Deferred income taxes	88,628	1,332	1,958
Changes in operating assets and liabilities:
Receivables	(2,649)	(4,672)	(3,722)
Material and supplies	1,280	409	838
Prepaid expenses and other current assets	95	(153)	9
Accounts payable and accrued expenses	(1,059)	3,935	(9,973)
Advance billings and customer deposits	20,377	(1,038)	8,565
Other current liabilities	(653)	(344)	(759)
Other	336	(702)	1,181
Net cash provided by operating activities	98,710	90,088	90,596
Cash flows from investing activities:
Capital expenditures	(95,256)	(97,841)	(99,034)
Proceeds on sale of investments	—	—	805
Net cash used in investing activities	(95,256)	(97,841)	(98,229)
Cash flows from financing activities:
Proceeds from borrowing	330,000	—	—
Proceeds from exercise of warrant	—	—	6,870
Proceeds from installment financing	2,423	2,155	2,780
Repayment of capital lease and installment financing	(3,961)	(3,341)	(4,217)
Repayment of borrowings	(305,263)	(3,000)	(3,000)
Refinancing and loan amendment costs	(6,295)	(688)	(150)
Taxes paid related to net share settlement of equity awards	(495)	(364)	(948)
Net cash provided by (used in) financing activities	16,409	(5,238)	1,335
Net change in cash, cash equivalents and restricted cash	19,863	(12,991)	(6,298)
Cash, cash equivalents and restricted cash, beginning of period	21,146	34,137	40,435
Cash, cash equivalents and restricted cash, end of period	$41,009	$21,146	$34,137

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (6)

(Unaudited, dollars in thousands)

For the Year Ended December 31, 2017 Compared to the Prior Year

	For the Year Ended
	December 31,		Change
	2017	2016	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$17,645	$17,388	$257	1.5%
Dedicated Internet access	8,869	14,252	(5,383)	(37.8)%
Internet services	12,969	13,709	(740)	(5.4)%
BVoIP	14,462	12,685	1,777	14.0%
Legacy data services	6,409	7,100	(691)	(9.7)%
Total data services	60,354	65,134	(4,780)	(7.3)%
Voice services	82,582	87,370	(4,788)	(5.5)%
Hosted and managed services	6,368	6,430	(62)	(1.0)%
Equipment and related services	20,173	21,729	(1,556)	(7.2)%
	169,477	180,663	(11,186)	(6.2)%
Consumer
Video services	43,595	40,558	3,037	7.5%
Internet services	26,750	28,993	(2,243)	(7.7)%
Voice services	64,981	73,388	(8,407)	(11.5)%
	135,326	142,939	(7,613)	(5.3)%
Wholesale carrier data	50,741	53,664	(2,923)	(5.4)%
Other	12,875	15,697	(2,822)	(18.0)%
	$368,419	$392,963	$(24,544)	(6.2)%

For the Year Ended December 31, 2016 Compared to the Prior Year

	For the Year Ended
	December 31,		Change
	2016	2015	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$17,388	$15,507	$1,881	12.1%
Dedicated Internet access	14,252	7,882	6,370	80.8%
Internet services	13,709	13,439	270	2.0%
BVoIP	12,685	10,666	2,019	18.9%
Legacy data services	7,100	7,094	6	0.1%
Total data services	65,134	54,588	10,546	19.3%
Voice services	87,370	93,972	(6,602)	(7.0)%
Hosted and managed services	6,430	5,583	847	15.2%
Equipment and related services	21,729	20,546	1,183	5.8%
	180,663	174,689	5,974	3.4%
Consumer
Video services	40,558	33,666	6,892	20.5%
Internet services	28,993	32,687	(3,694)	(11.3)%
Voice services	73,388	79,273	(5,885)	(7.4)%
	142,939	145,626	(2,687)	(1.8)%
Wholesale carrier data	53,664	56,430	(2,766)	(4.9)%
Other	15,697	16,668	(971)	(5.8)%
	$392,963	$393,413	$(450)	(0.1)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Net income (loss)	$(9,094)	$(214)	$(107,241)	$1,106
Income tax provision (credit)	4,309	(302)	88,002	591
Interest expense and other income and expense, net	4,452	4,216	21,240	17,095
Operating income (loss)	(333)	3,700	2,001	18,792
Depreciation and amortization	23,238	22,437	88,424	89,916
Non-cash stock and other performance-based compensation	479	641	2,827	2,946
SystemMetrics earn-out	—	105	32	765
Pension settlement loss	640	791	4,000	1,277
Early retirement plan severance	—	—	1,743	—
Merger-related expenses	234	—	2,411	—
Other special items	469	826	2,533	2,287
Adjusted EBITDA	$24,727	$28,500	$103,971	$115,983

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow

(Unaudited, dollars in thousands)

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2017	2016	2017	2016
Adjusted EBITDA	$24,727	$28,500	$103,971	$115,983
Cash interest expense	(4,149)	(3,768)	(14,666)	(13,706)
Capital expenditures	(19,538)	(19,507)	(95,256)	(97,841)
Levered Free Cash Flow	$1,040	$5,225	$(5,951)	$4,436

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of December 31, 2017	$309,316
Less cash on hand	(40,759)
Total net debt as of December 31, 2017	$268,557

LTM Adjusted EBITDA as of December 31, 2017	$103,971
Net leverage ratio as of December 31, 2017	2.6	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

				2017 vs 2016		2016 vs 2015
	December 31,			Change		Change
	2017	2016	2015	Number	Percentage	Number	Percentage
Business
Data lines	18,289	19,596	20,081	(1,307)	(6.7)%	(485)	(2.4)%
BVoIP lines	22,457	19,091	16,749	3,366	17.6%	2,342	14.0%
Voice access lines	149,959	160,829	168,058	(10,870)	(6.8)%	(7,229)	(4.3)%

Consumer
Video subscribers	45,183	41,557	35,876	3,626	8.7%	5,681	15.8%
Internet lines	91,883	91,089	93,002	794	0.9%	(1,913)	(2.1)%
Voice access lines	121,169	135,363	151,996	(14,194)	(10.5)%	(16,633)	(10.9)%
Homes enabled for video	206,000	202,000	190,000	4,000	2.0%	12,000	6.3%